July 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Eric Envall

Re: Janover Inc.

Registration Statement on Form S-1

File No. 333-267907

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: July 24, 2023

Requested Time: 5:30 pm, Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as joint representatives of the underwriters of the proposed public offering of securities of Janover Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1, as amended, be accelerated so that it will be declared effective at 5:30 p.m., Eastern Time, on July 24, 2023, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we, as joint representatives of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Spartan Capital Securities LLC

By:	/s/ Brian Duddy
Brian Duddy
Director Capital Markets

R.F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Robert Hackel
Chief Operating Officer